UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 18, 2008

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Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2008

UNAUDITED FINANCIAL RESULTS

(Beijing – August 18, 2008) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Highlights1

•	Total revenues were RMB334.4 million (USD48.8 million), an increase of 10.3% from 1Q08 and 157.8% from 2Q07

•	Gross profit was RMB293.3 million (USD42.8 million), an increase of 10.4% from 1Q08 and 182.2% from 2Q07

•	Operating profit was RMB166.0 million (USD24.2 million), an increase of 2.7% from 1Q08 and 204.7% from 2Q07

•	Net income was RMB164.5 million (USD24.0 million), an increase of 3.9% from 1Q08 and 214.1% from 2Q07

•

Basic and diluted earnings per ADS were RMB2.93 (USD0.43) and RMB2.76 (USD0.40), respectively, as compared to basic and diluted earnings per ADS of RMB2.83 and RMB2.67, respectively, in 1Q08, and basic and diluted earnings per ADS of RMB1.67 and RMB1.06, respectively, in 2Q07

•	Aggregate average concurrent users (ACU) for games under operation were approximately 619,000, as compared to 660,000 in 1Q08 and 446,000 in 2Q07

•	Active paying customers (APC) for games under the item-based revenue model were approximately 1,530,000, as compared to 1,701,000 in 1Q08 and 1,036,000 in 2Q07

•	Average revenue per active paying customer (ARPU) for games under the item-based revenue model was RMB188, an increase of 24.9% from 1Q08 and 92.2% from 2Q07

•	Launched closed beta testing for “Pocketpet Journey West,” the Company’s latest pet-themed 3D MMORPG, on June 26, 2008

•

Launched expansion packs for the Company’s MMORPGs, including “Crown the World Throne” and “Samsara in the Six Realms” for “Zhu Xian,” “Overlord of the Continent” for “Chi Bi” and “Burning Anger of the God’s” for “Perfect World II”

•

Held the “Innovation and Intelligence College Tour,” a series of promotions at various colleges in a number of big cities in China, to provide innovative and interactive experience to online game players at college

[1]

The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB6.8591 to USD1.00. The percentages stated are calculated based on RMB.

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•	Entered into a new overseas licensing agreement in April 2008 with Soft-World International Corp. to license “Zhu Xian” in Taiwan, Hong Kong and Macau

•	Entered into a new overseas licensing agreement in April 2008 with C&C Media Co., Ltd. to license “Zhu Xian” in Japan

•	Entered into a new licensing agreement in May 2008 with Cubinet Interactive(s) Pte. Ltd. to license “Chi Bi” in Vietnam, Thailand, Malaysia and Singapore

•

Entered into new licensing agreements in June 2008 with Taiwan Index Corporation Ltd. to license “Chi Bi” in Taiwan and Gamania Digital Entertainment (H.K.) Co., Ltd. to license “Chi Bi” in Hong Kong and Macau, both of which are subsidiaries of Gamania Digital Entertainment Co., Ltd, a major online game developer, publisher and operator in Taiwan

•	Entered into a new licensing agreement in June 2008 with IP E-Game Ventures Inc. to operate “Zhu Xian” in the Philippines

•	Launched “Perfect World II” in Brazil through Level Up! Interactive S.A. in May 2008

•	Launched “Perfect World II” in Russia Federation and other Russian speaking territories through Nival Online LLC in June 2008

•	Launched “Zhu Xian” in Taiwan, Hong Kong and Macau through Soft-World International Corp. at the end of June 2008

•	Established the Company’s wholly owned U.S. subsidiary, Perfect World Entertainment Inc., in April 2008

•	Made a strategic investment in Chengdu Seasky Digital Entertainment Co., Ltd., a company principally engaged in the design and development of online games in China, in April 2008

“We are pleased to report our continued strong growth in the second quarter of 2008, which came in line with our raised guidance,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “I believe our ability to enhance our game development platform, quickly introduce new games and expansion packs to the market, and diversify our product portfolio will further enhance the sustainability of our pipeline of games and continue to be a key growth driver for us. Our results were strong despite the impact of the Sichuan earthquake and the related three day suspension of our service. Because of this, our ACU and APC dropped, but we were actually able to increase our ARPU through a series of successful marketing campaigns and the launch of new expansion packs for ‘Zhu Xian,’ ‘Chi Bi’ and ‘Perfect World II.’ As a result, I believe our efforts helped to solidify our leading position in the domestic online game market.”

“We successfully launched closed beta testing for ‘Pocketpet Journey West,’ our latest pet-themed 3D MMORPG in June 2008. Given the positive feedback we have received and to allow more online game players to enjoy this game, we also launched unlimited closed beta testing on July 17, 2008. We target to launch open beta testing at the end of third quarter or early fourth quarter of 2008. Developing a sustainable pipeline to capture the opportunities brought by the growth of the online game market continues to be our key strategic focus. We currently have five MMORPGs under development, including one that is expected to be launched by the end of 2008, and another that is expected to be launched at the end of 2008 or early 2009. In terms of overseas development, we signed a number of new licensing agreements in the past quarter, which extended the global reach of our products and demonstrated our

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commitment to expanding our business globally. Moreover, we plan to launch “Perfect World II” through our U.S. subsidiary in North America and we have scheduled the launch of closed beta testing on August 19, 2008. Our efforts to customize this game for the North American market are expected to facilitate its successful launch. I’m also pleased to announce that we are in the process of developing a Chinese literature website to provide online reading and related services. I believe this website will help create synergy within our business model, capture innovative ideas, and facilitate the growth of our online community. We remain committed to executing our growth strategies and I believe our continued stream of new game releases along with a steady flow of new expansion packs will not only strengthen our position as a leading player in the Chinese online game market, but also help position us in the long-term as a leading player in the global online gaming market.”

Second Quarter 2008 Financial Results

Total Revenues

Total revenues were RMB334.4 million (USD48.8 million) in 2Q08, an increase of 10.3%, or RMB31.3 million, from RMB303.2 million in 1Q08 and an increase of 157.8%, or RMB204.7 million, from RMB129.7 million in 2Q07.

Online game operation revenues were RMB299.4 million (USD43.6 million) in 2Q08, an increase of 13.2%, or RMB34.9 million, from RMB264.5 million in 1Q08 and an increase of 168.5%, or RMB187.9 million, from RMB111.5 million in 2Q07. The sequential increase in online game operation revenues was primarily attributable to a full quarter of revenue contribution from Chi Bi, the successful launch of expansion packs for some of the Company’s existing MMORPGs and the positive market response from recent marketing campaigns. In addition, as the user base of the Company’s games keep expanding while the accumulated number of inactive accounts has also continued to grow, in 2Q08 we began to enforce our rights to close a player’s game account that has been inactive for 360 consecutive days. Revenues recognized from the inactive accounts were approximately RMB8.4 million in 2Q08. The Company will continue to implement this policy and recognize revenues from inactive accounts on a quarterly basis.

The ACU was approximately 619,000 in 2Q08, as compared to 660,000 in 1Q08 and 446,000 in 2Q07. The APC for games under the item-based revenue model was approximately 1,530,000 in 2Q08, as compared to 1,701,000 in 1Q08 and 1,036,000 in 2Q07. The ARPU for games under the item-based revenue model was RMB188 in 2Q08, an increase of 24.9%, or RMB37, from RMB151 in 1Q08 and an increase of 92.2%, or RMB90, from RMB98 in 2Q07. While ACU and APC decreased by 6.2% and 10.1% from 1Q08, which was mainly due to the Sichuan earthquake, the following three day suspension of game service, and the continued impact after the earthquake for a certain period of time, the Company still managed to increase ARPU by 24.9% through a series of successful promotions and the launch of new expansion packs for “Zhu Xian,” “Chi Bi,” and “Perfect World II.”

Overseas licensing revenues were RMB35.0 million (USD5.1 million) in 2Q08, a decrease of 9.5%, or RMB3.7 million, from RMB38.7 million in 1Q08 and an increase of 92.6%, or RMB16.8 million, from RMB18.2 million in 2Q07. The decrease from 1Q08 was mainly due to a decrease in usage-based royalty fees from the Taiwan market, partially offset by an increase in initial license fee in relation to the launch of “Zhu Xian” in Taiwan, Hong Kong and Macau on June 30, 2008.

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Cost of Revenues

The cost of revenues was RMB41.1 million (USD6.0 million) in 2Q08, an increase of 9.5%, or RMB3.6 million, from RMB37.5 million in 1Q08 and an increase of 59.6%, or RMB15.4 million, from RMB25.8 million in 2Q07. The increase from 1Q08 was mainly due to an increase in VAT and other related taxes, staff costs and server repair and maintenance expenses.

Gross Profit and Gross Margin

Gross profit was RMB293.3 million (USD42.8 million) in 2Q08, an increase of 10.4%, or RMB27.7 million, from RMB265.6 million in 1Q08, and an increase of 182.2%, or RMB189.3 million, from RMB103.9 million in 2Q07. Gross margin was 87.7% in 2Q08, as compared to 87.6 % in 1Q08 and 80.1% in 2Q07.

Operating Expenses

Operating expenses were RMB127.3 million (USD18.6 million) in 2Q08, an increase of 22.4%, or RMB23.3 million, from RMB104.0 million in 1Q08, and an increase of 157.3%, or RMB77.9 million, from RMB49.5 million in 2Q07. The sequential increase in operating expenses was mainly attributed to higher R&D expenses, sales and marketing expenses and general and administrative expenses.

R&D expenses increased by 34.6%, or RMB8.1 million, from RMB23.4 million in 1Q08 to RMB31.5 million (USD4.6 million) in 2Q08. This was primarily due to an increase in staff cost and share-based compensation associated with the expansion in Shanghai and Beijing.

Sales and marketing expenses increased by 21.7%, or RMB13.2 million, from RMB60.7 million in 1Q08 to RMB73.8 million (USD10.8 million) in 2Q08. This was largely due to an increase in advertising and promotional expenses associated with the launch of “Hot Dance Party” and the pre-launch of “Pocketpet Journey West,” and an expansion of the promotional team on the ground at internet cafes across China.

General and administrative expenses increased by 10.3%, or RMB2.1 million, from RMB19.9 million in 1Q08 to RMB22.0 million (USD3.2 million) in 2Q08. This was primarily due to an increase in staff cost in connection with the newly established U.S. subsidiary and an increase in professional fees.

Operating Profit

Operating profit was RMB166.0 million (USD24.2 million) in 2Q08, an increase of 2.7%, or RMB4.4 million, from RMB161.6 million in 1Q08, and an increase of 204.7%, or RMB111.5 million, from RMB54.5 million in 2Q07.

Total Other Income

Total other income was RMB3.8 million (USD0.6 million) in 2Q08, an increase of 57.7%, or RMB1.4 million, from RMB2.4 million in 1Q08, and an increase of 381.3%, or RMB3.0 million, from RMB0.8 million in 2Q07. The increase from 1Q08 was primarily due to a decrease in realized foreign exchange loss of approximately RMB8.6 million, partially offset by a decrease in interest income of approximately RMB3.6 million and a one-time donation of RMB3.0 million to the Sichuan earthquake relief efforts in 2Q08. The lower foreign exchange loss and the drop in interest income were both primarily due to the lower U.S. dollar cash balance following the payments for the newly purchased office premises.

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Income Tax Expense

Income tax expense was RMB5.3 million (USD0.8 million) in 2Q08, a decrease of 6.7%, or RMB0.4 million, from RMB5.6 million in 1Q08 and an increase of 82.2%, or RMB2.4 million, from RMB2.9 million in 2Q07. Income tax expense represents withholding income tax for overseas licensing revenues. The decrease from 1Q08 was mainly due to the decrease in overseas licensing revenues.

Net Income

Net income was RMB164.5 million (USD24.0 million) in 2Q08, an increase of 3.9%, or RMB6.1 million, from RMB158.4 million in 1Q08, and an increase of 214.1%, or RMB112.1 million, from RMB52.4 million in 2Q07. Basic and diluted earnings per ADS were RMB2.93 (USD0.43) and RMB2.76 (USD0.40), respectively, in 2Q08, as compared to basic and diluted earnings per ADS of RMB2.83 and RMB2.67, respectively, in 1Q08, and basic and diluted earnings per ADS of RMB1.67 and RMB1.06, respectively, in 2Q07.

Cash and Cash Equivalents

As of June 30, 2008, the Company had RMB1.1 billion (USD165.0 million) of cash and cash equivalents, a decrease of 28.8%, or RMB456.7 million, from RMB1.6 billion as of March 31, 2008. The decrease was mainly due to the payments of consideration for the acquisition of the new office premises, the cash outflow for investment in structured deposit, and the investment made in Chengdu Seasky Digital Entertainment Co., Ltd., partially offset by the net cash inflow generated from the Company’s online game operations and overseas licensing.

Recent Developments

Chinese Literature Website

The Company is in the process of developing a Chinese literature website to provide online reading and related services. The website is expected to help the Company capture innovative ideas, create synergy within its business model and facilitate the growth of the Company’s online community.

Launched Unlimited Closed Beta Testing for “Pocketpet Journey West”

The Company launched unlimited closed beta testing for “Pocketpet Journey West” which allows users to buy in-game items on July 17, 2008.

Rolled Out New Expansion Packs

The Company launched “The Return of the Storm” expansion pack for “Legend of Martial Arts” on July 24, 2008, the “Hot Dance Party 2.0” expansion pack on August 5, 2008, the “Mazy Treasure Island” expansion pack for “Perfect World” on August 6, 2008, and the “Asura Battlefield” expansion pack for “Perfect World II” on August 13, 2008.

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Scheduled to Launch “Perfect World II” through Perfect World Entertainment Inc. in North America

The Company will launch a localized version of “Perfect World II” through its wholly owned U.S. subsidiary, Perfect World Entertainment Inc., in North America in the name of “Perfect World International.” The closed beta testing has been scheduled on August 19, 2008, while the game’s official website has already been successfully launched.

Entered into New Overseas Licensing Agreements with Games-Masters.com Ltd. for “Perfect World II”

On July 24, 2008, the Company signed new licensing agreements with Games-Masters.com Ltd., a game operator in the United Kingdom, to license “Perfect World II” in around forty European countries.

Entered into a New Overseas Licensing Agreement with Cubinet Interactive(s) Pte. Ltd. for “Hot Dance Party”

On August 10, 2008, the Company entered into a new overseas licensing agreement with Cubinet Interactive(s) Pte. Ltd. to license “Hot Dance Party” in Vietnam, Thailand, Malaysia and Singapore.

Launched “Chi Bi” in Malaysia and Singapore through Cubinet Interactive(s) Pte. Ltd.

On August 6, 2008, “Chi Bi” was launched in Malaysia and Singapore through Cubinet Interactive(s) Pte. Ltd. and was introduced in Chinese.

Launched “Perfect World II” in Indonesia through PT. LYTO Datarindo Fortuna of Indonesia

On August 11, 2008, “Perfect World II” was launched in Indonesia through PT. LYTO Datarindo Fortuna of Indonesia.

Appointed Mr. Han Zhang as an Independent Director to the Company’s Board of Directors

Mr. Han Zhang was appointed as an independent director to the Company’s Board of Directors in July, 2008. After the changes of the board of directors, Perfect World has met the requirement of the Nasdaq Stock Market, Marketplace Rules that a majority of the directors shall be independent directors. Perfect World’s current board members are Mr. Michael Chi, founder, chairman and Chief Executive Officer, Mr. Ge Song, director, and three independent directors, Mr. Louis T. Hsieh, Dr. Bing Xiang and Mr. Han Zhang. The three independent directors are also members of the Company’s audit committee.

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Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2008 are expected to be between RMB368 million and RMB385 million. This represents an increase of 10% - 15% on a sequential basis and reflects the impact of domestic revenue growth, including new revenue from “Pocketpet Journey West,” and an increase in overseas licensing revenue, which will include revenue from several expected commercial launches of the Company’s games in various overseas markets.

The Company expects to launch open beta testing for “Pocketpet Journey West” at the end of third quarter or early fourth quarter of 2008. In terms of pipeline, the Company currently has five MMORPGs under development, including one that is expected to be launched by the end of 2008, and another that is expected to be launched at the end of 2008 or early 2009.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (EDT) (8:00 p.m., Beijing time) on Monday, August 18, 2008.

The dial-in details for the live conference call are as follows:

-	U.S. toll free number: +1-866-362-4829

-	International dial-in number: +1-617-597-5346

-	China toll free number: 10-800-130-0399

Passcode: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Daylight Time, August 25, 2008.

The dial-in details for the replay are as follows:

-	U.S. toll free number: +1-888-286-8010

-	International dial-in number: +1-617-801-6888

Passcode: 63027279

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West;” and a 3D online casual game: “Hot Dance Party.” While most revenues are generated in China, the Company’s games

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have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of August 18, 2008, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Peter Homstad

Tel: +1-480-614-3026

Fax: +1-480-614-3033

Email: phomstad@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

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Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	June 30,	June 30,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,496,032,993	1,131,400,752	164,948,864
Short-term investments	—	50,000,000	7,289,586
Accounts receivable	16,796,527	19,016,592	2,772,462
Prepayments and other assets	22,112,949	40,938,393	5,968,479
Deferred tax assets	731,142	1,477,246	215,370

Total current assets	1,535,673,611	1,242,832,983	181,194,761

Non current assets
Equity investments	—	20,442,737	2,980,382
Property, equipment, and software, net	107,331,206	168,533,256	24,570,754
Construction in progress	—	692,382,498	100,943,636
Intangible assets, net	1,723,048	1,214,489	177,062
Prepayments and other assets	20,283,302	6,032,581	879,500
Deferred tax assets	730,180	652,685	95,156

Total assets	1,665,741,347	2,132,091,229	310,841,251

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	23,464,378	67,638,032	9,861,065
Advances from customers	49,672,384	56,884,847	8,293,340
Salary and welfare payable	30,901,115	25,121,261	3,662,472
Taxes payable	13,374,892	18,966,567	2,765,168
Accrued expenses and other liabilities	14,175,638	25,549,193	3,724,861
Deferred revenues	123,310,935	188,445,878	27,473,849
Deferred government grants	1,100,000	1,450,000	211,398

Total current liabilities	255,999,342	384,055,778	55,992,153
Deferred revenues	19,365,787	17,663,835	2,575,241
Other long-term payable	—	28,000,000	4,082,168

Total liabilities	275,365,129	429,719,613	62,649,562

Commitments

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 77,810,480 Class A ordinary shares and 207,242,555 Class B ordinary shares issued and outstanding as of June 30, 2008)	221,081	222,772	32,478
Additional paid-in capital	1,124,169,036	1,146,215,203	167,108,688
Statutory reserves	29,919,175	29,919,175	4,361,968
Accumulated other comprehensive loss	(31,771,062)	(64,666,477)	(9,427,837)
Retained earnings	267,837,988	590,680,943	86,116,392

Total Shareholders’ Equity	1,390,376,218	1,702,371,616	248,191,689

Total Liabilities and Shareholders’ Equity	1,665,741,347	2,132,091,229	310,841,251

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	111,527,683	264,480,379	299,397,364	43,649,657
Overseas licensing revenues	18,179,553	38,680,078	35,015,395	5,104,955

Total Revenues	129,707,236	303,160,457	334,412,759	48,754,612
Cost of revenues	(25,762,448)	(37,541,866)	(41,121,388)	(5,995,158)

Gross profit	103,944,788	265,618,591	293,291,371	42,759,454
Operating expenses
Research and development expenses	(10,899,521)	(23,418,800)	(31,513,638)	(4,594,428)
Sales and marketing expenses	(32,289,398)	(60,666,589)	(73,823,711)	(10,762,886)
General and administrative expenses	(6,291,902)	(19,943,688)	(21,996,244)	(3,206,870)

Total operating expenses	(49,480,821)	(104,029,077)	(127,333,593)	(18,564,184)

Operating profit	54,463,967	161,589,514	165,957,778	24,195,270

Other income/(expenses)
Investment loss	—	—	(292,263)	(42,610)
Interest income	764,249	11,647,866	8,082,012	1,178,290
Others, net	25,544	(9,236,970)	(3,988,788)	(581,532)

Total other income	789,793	2,410,896	3,800,961	554,148

Profit before tax	55,253,760	164,000,410	169,758,739	24,749,418
Income tax expense	(2,892,291)	(5,646,822)	(5,269,372)	(768,230)

Net Profit	52,361,469	158,353,588	164,489,367	23,981,188

Cumulative unearned dividends of Series A Preferred Share	(765,382)	—	—	—

Net profit attributable to ordinary shareholders	51,596,087	158,353,588	164,489,367	23,981,188

Net earnings per share, basic	0.33	0.57	0.59	0.09
Net earnings per share, diluted	0.21	0.53	0.55	0.08
Net earnings per ADS, basic	1.67	2.83	2.93	0.43
Net earnings per ADS, diluted	1.06	2.67	2.76	0.40

Shares used in calculating basic net earnings per share	154,285,720	279,610,748	281,166,704	281,166,704

Shares used in calculating diluted net earnings per share	246,869,700	296,103,511	297,747,140	297,747,140

Total share-based compensation cost included in:
Cost of revenues	(30,956)	(388,707)	(674,389)	(98,320)
Research and development expenses	(366,928)	(2,840,305)	(5,167,248)	(753,342)
Sales and marketing expenses	(232,961)	(729,651)	(1,191,446)	(173,703)
General and administrative expenses	(563,479)	(3,956,386)	(4,822,002)	(703,008)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net profit	52,361,469	158,353,588	164,489,367	23,981,188
Adjustments for:
Share-based compensation cost	1,194,324	7,915,049	11,855,085	1,728,373
Depreciation and amortization expense	1,265,370	4,304,116	5,165,497	753,087
Exchange loss	372,415	10,345,689	1,743,894	254,245
Investment loss	—	—	292,263	42,610
Changes in assets and liabilities:
Accounts receivable	(3,354,185)	(1,268,558)	(1,268,471)	(184,933)
Current prepayments and other assets	(15,605,811)	(2,070,147)	(14,541,991)	(2,120,102)
Deferred tax assets	(146,831)	(26,987)	(662,787)	(96,629)
Non-current prepayments and other assets	45,428	(1,589,347)	467,091	68,098
Accounts payable	7,022,588	13,281,828	(10,230,826)	(1,491,570)
Advances from customers	8,122,347	66,227,911	(59,015,448)	(8,603,964)
Salary and welfare payable	6,241,361	(13,992,464)	8,203,906	1,196,062
Taxes payable	6,333,824	2,733,489	2,858,186	416,700
Accrued expenses and other liabilities	10,204,830	6,410,124	2,943,696	429,167
Deferred revenues	19,869,151	45,138,179	18,569,486	2,707,277
Deferred government grants	1,500,000	—	350,000	51,027

Net cash provided by operating activities	95,426,280	295,762,470	131,218,948	19,130,636

Cash flows from investing activities:
Purchase of property, equipment and software	(17,947,851)	(166,168,554)	(511,927,172)	(74,634,744)
Purchase of short-term investments	—	—	(50,000,000)	(7,289,586)
Cash paid for equity investments	—	—	(20,735,000)	(3,022,991)

Net cash used in investing activities	(17,947,851)	(166,168,554)	(582,662,172)	(84,947,321)

Cash flows from financing activities:
Exercise of share options	—	790,616	1,388,550	202,439

Net cash provided by financing activities	—	790,616	1,388,550	202,439

Effect of exchange rate changes on cash and cash equivalents	(574,621)	(38,362,024)	(6,600,075)	(962,236)

Net increase/(decrease) in cash	76,903,808	92,022,508	(456,654,749)	(66,576,482)

Cash and cash equivalents, beginning of the period	159,263,019	1,496,032,993	1,588,055,501	231,525,346

Cash and cash equivalents, end of the period	236,166,827	1,588,055,501	1,131,400,752	164,948,864

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(2,732,371)	(5,508,722)	(5,600,017)	(816,436)